Exhibit 3.4

ARTICLES OF AMENDMENT

TO

THE ARTICLES OF INCORPORATION

OF

OPTIMUMBANK HOLDINGS, INC.

The Articles of Incorporation, as amended, of OPTIMUMBANK HOLDINGS, INC., a Florida corporation (the “Corporation”), are hereby amended pursuant to the provisions of Section 607.10025 of the Florida Business Corporation Act, and such amendments are set forth as follows:

FIRST: The name of the Corporation is “OptimumBank Holdings, Inc.”

SECOND: The first sentence of the first paragraph (a) of Article III is hereby deleted in its entirety and replaced with the following:

(a)	The aggregate number of shares of stock of all classes that the corporation shall have authority to issue is 56,000,000 shares, of which 50,000,000 shares shall be common stock, $.01 par value per share (“Common Stock”), and of which 6,000,000 shares shall be preferred stock, no par value (“Preferred Stock”).

THIRD: The undersigned hereby certifies that the only voting group entitled to vote on the amendments contained in these Articles of Amendment was the holders of shares of Corporation’s common stock. These Articles of Amendment were duly adopted by the shareholders on September 28, 2011 at the Corporation’s special meeting of shareholders. The number of vote cast for the amendments above by the shareholders was sufficient for their approval.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment, effective as of this 28th day of September, 2011.

OPTIMUMBANK HOLDINGS, INC.

By:	/s/ Richard L. Browdy
Richard L. Browdy
President